SYNUTRA INTERNATIONAL, INC.
2275 Research Blvd., Suite 500
Rockville, MD 20850
301-840-3888
301-840-3881 fax

September 18, 2007

VIA EDGAR AND FACSIMILE TO (202) 772-8368

Ms. Jill S. Davis, Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-5546

Re:	Synutra International, Inc. (“Synutra” or the “Company”)
Item 4.02 Form 8-K
Filed August 17, 2007
File No. 001-33397

Dear Ms. Davis:

We received your letter dated August 23, 2007 (the “Letter”), which sets forth the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) on our above-referenced report filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our responses to each comment are provided below. For the Staff’s convenience, each comment from the Letter is restated in italics prior to our response to such comment.

1. We note that your assessment of the issues is ongoing, but that you intend to file restated financial statements. Please tell us when you anticipate filing restated financial statements. We may have further comment after you file the restated financial statements.

As stated by Synutra in its current reports on Forms 8-K and 8-K/A filed with the SEC on July 27 and August 9, 2007, respectively, the Company dismissed its independent registered public accounting firm, Rotenberg & Co. LLP (“Rotenberg”) and engaged Deloitte Touche Tohmatsu CPA Ltd. (“DTTC”) as its new independent auditors effective July 27, 2007. Currently, the Company is preparing its financial statements for the first fiscal quarter ended June 30, 2007 (the “2008 First Quarter Financials”) and DTTC is reviewing the 2008 First Quarter Financials.

During the preparation and review of the 2008 First Quarter Financials, the Company identified certain issues with respect to its financial statements as of and for the fiscal year ended March 31, 2007 (the “2007 Annual Financials”), and as of and for each fiscal quarter ended June 30, 2006, September 30, 2006 and December 31, 2006 (collectively, the “2007 Quarterly Financials”). Management of the Company concluded on August 13, 2007 that (i) the Company will likely need to restate the 2007 Annual Financials and the 2007 Quarterly Financials, and (ii) the 2007 Annual Financials and the 2007 Quarterly Financials, as well as all earnings and press releases and similar communications issued by the Company related to those fiscal periods, should no longer be relied upon.

In its current report on Form 8-K filed with the SEC on August 17, 2007, the Company stated that its assessment of the 2007 Annual Financials and the 2007 Quarterly Financials was ongoing. Since August 17, 2007, the Company has continued to assess the issues identified in that current report but has neither determined the exact scope of the anticipated restatement nor quantified its impact on the Company’s financial statements. Specifically, the Company and Rotenberg continue to assess (i) the reclassification of certain line items of the 2007 Annual Financials; (ii) the accounting treatment of a certain government grant; (iii) the correction of cut-off errors in recording certain expenses; (iv) whether a related party of the registrant, which was not consolidated in the 2007 Annual Financials, should be consolidated in the anticipated restatement pursuant to Financial Accounting Standards Board Interpretation No. 46 (Revised 2003) “Consolidation of Variable Interest Entities”; and (v) corresponding changes in the 2007 Quarterly Financials. As previously reported, the Company intends to file, as soon as possible, (i) an amended annual report on Form 10-K with restated financial statements as of and for the year ended March 31, 2007 and (ii) amended quarterly reports on Form 10-Q for each fiscal quarter ended June 30, 2006, September 30, 2006 and December 31, 2006. The Company understands that the Staff may have additional comments after the Company amends its periodic reports for the periods under consideration.

2. Clarify for us whether your certifying officers have reconsidered the effectiveness of your disclosure controls and procedures as of the end of the periods covered by the financial statements you intend to restate in light of the potential errors you are assessing and indicate the results of that reconsideration. Please confirm that you will provide like disclosure in the filings you have indicated that you will amend. Additionally, tell us what impact the error had on the evaluation of disclosure controls and procedures as of your most recent fiscal quarter ended June 30, 2007.

With respect to the periods that correspond to the 2007 Annual Financials and the 2007 Quarterly Financials, the Company disclosed: (i) that it maintains disclosure controls and procedures that are designed to ensure that material information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; (ii) that its disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required disclosure; (iii) that it carried out an evaluation, under the supervision and with the participation of the Company’s management, including the principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)); and (iv) that based on that evaluation the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective. Further, the Company disclosed that it was implementing a “Section 404” compliance program in anticipation of the requirement for management attestation and auditor report on internal control over financial reporting that will become applicable to the Company for its fiscal year ended March 31, 2008.

In light of the potential errors to the 2007 Annual Financials and 2007 Quarterly Financials noted above, the Company’s certifying officers are reconsidering the adequacy and effectiveness of the Company’s disclosure controls and procedures for the periods that correspond to the 2007 Annual Financials and 2007 Quarterly Financials and considering the adequacy and effectiveness of the Company’s disclosure controls and procedures for the period that corresponds to the 2008 First Quarter Financials. Such consideration is occurring in tandem with the Company’s assessment of the scope of the anticipated restatement. Accordingly, the Company’s certifying officers have not reached a conclusion with respect to the effect of the potential errors on the adequacy and effectiveness on the Company’s disclosure controls and procedures. The Company’s certifying officers intend to reach such conclusion as soon as practicable, but not later than when the Company amends its periodic reports for the periods that correspond to the 2007 Annual Financials and 2007 Quarterly Financials and/or files a periodic report for the period that corresponds to the 2008 First Quarter Financials. The certifying officers’ conclusions will be disclosed in such periodic reports as required under appropriate law and Staff guidance.

The Company acknowledges that:

▪  the Company is responsible for the adequacy and accuracy of disclosures in its filings;

▪  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (301) 840-3888 or Robert Plesnarski at (202) 383-5149 with any questions or comments regarding this letter.

Respectfully submitted,
Synutra, International, Inc.

/s/ Weiguo Zhang
By: Weiguo Zhang
Title: President and Chief Operating Officer

cc:	Jennifer Goeken, Staff Accountant
Robert T. Plesnarski, O’Melveny & Myers LLP